

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

Marc Jonas
Chief Executive Officer
Broadstone Acquisition Corp.
7 Portman Mews South
Marylebone, London W1H 6AY
United Kingdom

   Re: Broadstone Acquisition Corp.
    Draft Registration Statement on Form S-1
    Filed June 29, 2020
    File No. 377-03258

Dear Mr. Jonas:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 29, 2020

Summary
Track Record of Value Creation, page 2

1. You disclose a number of acquisitions led by your management team and suggest that they have worked together for approximately twenty years. Please identify the management team members involved in each of the principal acquisitions you cite, and reflect the nature of their affiliation in the biographical descriptions on page 105. For example, it is unclear whether their cooperative efforts began with their co-founding of Sun Capital Partners. If so, please provide additional disclosure regarding SCP, including the year it was founded.

<u>Summary Financial Data, page 30</u>

2.   Please revise your disclosure to also give the effects of the sale of units in this offering
        and the sale of the private placement warrants in a separate "as-adjusted" column with
        notes explaining how you determine the numbers in the "as-adjusted" column.

<u>Proposed Business -- Our Management Team -- Track Record of Value Creation, page 78</u>

3.   You state that the Founders "delivered an internal rate of return of 48% and a multiple on
        equity investment of 3.5x on exited investments" during a 23-year period ended 2016. In
        the interest of balance and to provide investors with a more complete understanding of
        their collective business results and experience during this time, please also
        disclose any material investments which had significantly less optimal results during the
        referenced period, if any. For example, rather than only selecting the most successful
        outcomes, if any investments resulted in substantial losses during this period, please
        discuss. With a view toward expanded disclosure, in your letter of response also
        discuss the corresponding rate of return on the Founders' investments in the subsequent
        period since 2016.

        You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Steve Lo,
Staff Accountant, at (202) 551-3394 if you have questions regarding comments on the financial
statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202)
551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with
any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: David A. Sakowitz